Haddan & Zepfel LLP

500 Newport Center Drive, Suite 580

Newport Beach, CA 92660

(949) 706-6000

(949) 706-6060 (fax)

rjz@haddanzepfel.com

November 12, 2014

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:   Ada D. Sarmento

Re: FullCircle Registry, Inc.

Amendment No. 1 to Registration Statement on Form S-1

File No. 333-198968

Dear Sirs:

This is in response to your letter of October 22, 2014 concerning the Registration Statement on Form S-1 of FullCircle Registry, Inc. (the “Company”). Our responses are in the order of your comments.

General

1. Please revise to provide the dealer prospectus delivery obligation on the outside back cover page of the prospectus per Item 502(b) of Regulation S-K.

We have included the dealer prospectus delivery obligation on the back cover of the prospectus.

2. Please disclose whether you have had any past transactions with Kodiak or any of its affiliates and the impact of those transactions on the market price of your stock.

The Company has had no previous transactions with Kodiak or its affiliates. We have included a statement to this effect under “Stock Purchase Agreement.”

3. Please provide the disclosure required by the Outstanding Equity Awards at Fiscal Year-End Table or tell us why it is not necessary. Refer to Item 402(p) of Regulation S-K.

Item 402(p) of Regulation S-K requires disclosure concerning unexercised options, stock that has not vested and equity incentive plan awards. The Company has no outstanding options, stock that has not vested or equity incentive plan awards.

4. We note that there is a notes payable to related parties. Please provide the disclosure required by Item 404(a) of Regulation S-K.

We have inserted a new section, captioned “Related Party Transactions,” in the “Executive Compensation,” which includes this disclosure.

5. Please disclose whether your directors are independent under the independence standards applicable to you. See Item 407(a) of Regulation S-K.

Since the filing is an S-1, and the Company has not applied for listing with a national securities exchange or an inter-dealer quotation system that has requirements that a majority of the board of directors be independent, there are no such standards applicable to the Company.

Prospectus Summary, page 4

6. Please delete the reference to Class B preferred stock in the introductory paragraph. We note that this S-1 is registering common stock.

The reference to Class B preferred stock in the introductory paragraph has been deleted.

7. Please disclose in this section that your independent auditor’s report expresses substantial doubt about your ability to continue as a going concern. Please also state your net losses, significant expenses and the amount of cash you have as of the most recent practicable date.

We have included a reference to the “going concern” statement under the caption “About Us” in the Prospectus Summary section, as well as a statement as to losses for the past two fiscal years, most significant expenses for the six months ended June 30, 2014, and cash available at September 30, 2014.

The Offering, page 5

8. Please include a discussion of the likelihood that you will ever receive, or will ever need, based on your disclosed business plans, the full amount of proceeds available under the equity line agreement. If you are not likely to receive the full amount, the disclosure should include an explanation of why the parties chose the particular dollar amount of the equity line.

We have included a statement in this section to the effect that the Company believes it will be able to sell all of the shares covered by the Registration Statement, and that if it does it will utilize the proceeds in accordance with its business plan.

Risk Factors, page 6

The proceeds of the offering may be inadequate, page 7

9. Please revise this risk factor to clarify that the company will receive the proceeds from the equity line transaction and not the proceeds from this offering, which will go to Kodiak alone.

We have revised this risk factor to refer to the proceeds of the Stock Purchase Agreement with Kodiak.

We will need additional funding in the future.

10. Please quantify the additional equity or debt financing you will need after Kodiak’s funding.

At present, the Company has allocated $600,000 for the acquisition of durable medical equipment businesses. The Company believes these proceeds will be sufficient to fund acquisition of up to three of these businesses, depending on the size of the businesses, the structure of the acquisitions, and other factors. The Company does not believe it will need additional debt or equity financing if it receives the maximum proceeds under the Stock Purchase Agreement. As noted, if it receives less than the maximum, it will reduce the size and/or number of acquisitions.

Use of Proceeds, page 11

11. We note your disclosure in the first paragraph that you will not receive any proceeds from the offering yet in later paragraphs you state that you intend to use the proceeds from the offering for various purposes.

We have revised this section to clarify that the Company will receive proceeds only from the sale to Kodiak under the Stock Purchase Agreement.

12. Please specify the indebtedness, interest rate, and maturity rate that you intend to repay with the proceeds from the sale of your stock to Kodiak.

We have included detailed descriptions of the indebtedness to be paid.

Please also identify the target medical supply business you intend to acquire, if known, the status of any negotiations with respect to the acquisition and a brief description of the business or tell us why it is not necessary.

The Company is in negotiations with several durable medical equipment businesses, but none of these negotiations have reached a stage where it is appropriate to identify them. The Company has signed nondisclosure agreements with several companies, under which it is prohibited from disclosing this information until a formal letter of intent is signed.

13. Please explain why the offering expenses increase in the chart on page 11.

We have revised this chart to reflect that offering costs remain static, and have made conforming changes in other parts of the Registration Statement

14. Please clarify whether the disclosure concerning the non-affiliate note holders and paying off their notes is relevant to this offering. If not, please relocate this discussion to your liquidity section. We note that the disclosure refers to a preferred stock offering, and you are registering common stock.

We consider repayment of the non-affiliate note holders a material part of the use of proceeds discussion. We have deleted references to a preferred stock offering.

Stock Purchase Agreement, page 12

15. Please disclose the full discounted price at which Kodiak will receive the shares. Your disclosure should clearly explain any fees or commission you paid to enter into the equity line arrangement whether in cash or securities, and any fees and commissions payable at the time of any put.

The fourth paragraph under the caption “Stock Purchase Agreement” sets forth the formula under which the price to be paid by Kodiak is established from time to time. Since it is based on the market price in effect at the time of each purchase, we’re unable to state the “full discounted price.” We have included a statement that there are no other fees or commissions payable at the time of each put, and that the Company issued 1,500,000 shares of restricted Common Stock  to Kodiak.

Selling Security Holders, page 13

16. Please disclose in this section the person or persons who have voting and/or investment control of Kodiak.

We have included a statement to that effect under the caption “Selling Security Holders.”

Plan of Distribution, page 13

17. Please delete the disclosure stating that Kodiak may sell shares under Rule 144 of the Securities Act of 1933 as this is inaccurate.

We have deleted the statement about Rule 144.

18. We note your disclosure on pages 6 and 12 that Kodiak will not enter into any short selling or hedging activities. Please disclose whether Kodiak has engaged in any short selling or hedging activities with regard to your common stock.

We have been advised by Kodiak that it has not engaged in any short selling or hedging activities with regard to our common stock, and have included a statement to that effect.

Executive Compensation, page 26

Compensation of Directors, page 26

19. Please revise to provide the director compensation information in a tabular format as required by Item 402(r) of Regulation S-K. Additionally, we note that you have disclosed the compensation of certain directors in the Summary Compensation Table. For consistency, if these individuals do not hold officer positions in addition to their positions as directors, please include their compensation in the Director Compensation Table and remove any reference to them in the Summary Compensation Table.

We have included director compensation information in the tabular format required by Item 402(r) of Regulation S-K. We have deleted references to the non-officer directors in the officer compensation table.

Please also clarify in this section whether your employee directors receive any additional compensation for serving as a director.

We have revised the table to clarify that Norman L. Frohreich, President and a director, receives compensation in both capacities.

20. Please revise to include a footnote to the stock awards column disclosing all assumptions made in the valuation of the awards by reference to a discussion of these assumptions in your financial statements, footnotes to the financial statements, or discussion in Management’s Discussion and Analysis. See the Instruction to Item 402(r) and Instruction 1 to Item 402(n)(2)(v) and (n)(2)(vi) of Regulation S-K. Please similarly revise the Summary Compensation Table.

We have included footnotes to these tables indicating the valuation used for the shares issued, and have included a reference to Note 8 of Notes to Financial Statements in each footnote.

21. Please disclose for each director, by footnote to the appropriate column, the aggregate number of stock awards and the aggregate number of option awards, if any, outstanding at fiscal year-end. See the Instruction to Item 402(r)(2)(iii) and (iv) of Regulation S-K.

Summary Compensation Table, page 27

There are no stock awards or options outstanding at fiscal year end.

22. We note your disclosure on page 25 that the terms of office for your officers are at the discretion of the Board except if governed by employment contract. If your officers have employment contracts, please disclose the material terms in this section and file the contracts as exhibits.

We have deleted this language, as there are no employment contracts with officers.

Part II, page II-1

Other Expenses

Other Expenses of Issuance and Distribution, page II-1

24. Please correct the total amount of the offering expenses in this section.

We have corrected the table on expenses of the offering.

Recent Sales of Unregistered Securities, page II-1

25. Please name the persons or identify the class of persons to whom the securities referenced in this section were sold. Refer to Item 701(b) of Regulation S-K.

We have identified the class of investors involved in each transaction.

Signatures, page II-4

26. Please revise the second half of your signature page to include all of the capacities in which Mr. Frohreich is executing the S-1. See Instruction 2 to Signatures on Form S-1.

We have revised the signature page in accordance with the instructions.

Exhibits

27. We note your disclosure that the stock purchase agreement and registration rights agreement with Kodiak were filed with your Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014 but there are no agreements filed with such Form 10-Q. Please file these agreements with your next amendment.

The Stock Purchase Agreement and Registration Rights Agreement with Kodiak are filed as exhibits to this Amendment.

28. Please file the legality opinion prior to effectiveness.

Exhibit 5.1 is filed as an exhibit to this Amendment.

On behalf of the Company, we understand that the Company is responsible for the adequacy and accuracy of the disclosure in our filings with the SEC, and that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. Further, we understand that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the staff's comments and request that the staff contact the undersigned with any questions regarding this letter.

Very truly yours,

/s/ Robert J. Zepfel

Robert J. Zepfel

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